UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

KH FUNDING COMPANY

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

N/A

(CUSIP Number)

c/o KH Funding Company, 10801 Lockwood Drive, Suite 370,

Silver Spring, MD 20901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons. Robert L. Harris I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group. (See Instructions.) (a) ☐ (b) ☐

SEC Use Only

4.	Source of Funds (See Instructions) PF SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 752,689 8. Shared Voting Power 0 9. Sole Dispositive Power 752,689 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,689

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 37.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. N/A

1.	Names of Reporting Persons. Jin S. Kim I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group. (See Instructions.) (a) ☐ (b) ☐

SEC Use Only

4.	Source of Funds (See Instructions) PF SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 515,000 8. Shared Voting Power 0 9. Sole Dispositive Power 515,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 515,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 25.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer.

This Schedule 13D relates to the Common Stock, $.01 par value per share (the “Common Stock”) of KH Funding, a Maryland corporation (the “Company”). The Company’s principal executive offices are located at 10801 Lockwood Drive, Suite 370, Silver Spring, Maryland 20901.

Item 2.    Identity and Background.

(a)	This statement is filed by:

(i)	This Statement is being filed by Mr. Robert L. Harris (“Mr. Harris”). The filing of this Statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that Mr. Harris is the beneficial owner of any securities covered by this Statement, or that this schedule is required to be filed by such person or that such person constitutes a group within the meaning of Section 13(s)(3) of the Exchange Act; and

(ii)	This Statement is being filed by Mrs. Jin S. Kim (“Mrs. Kim”). The filing of this Statement shall not be construed as an admission that for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that Mr. Kim is the beneficial owner of any securities covered by this Statement, or that this schedule is required to be filed by such person or that such person constitutes a group within the meaning of Section 13(s)(3) of the Exchange Act.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The business address of the Reporting Persons is the address of the Issuer.

(c)	Mr. Harris is the President, Chief Executive Officer and a Director of the Issuer. Mr. Kim is a Director of the Issuer.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. Harris is a resident of the State of Maryland and a citizen of the United States of America. Mrs. Kim is a resident of the State of Maryland and a citizen of the United States of America.

Item 3.    Source and Amount of Funds and Other Consideration.

The Reporting Persons have used personal funds to either purchase the Common Stock or exercise options for Common Stock granted to them pursuant to certain employee benefit plans of the Issuer. In March of 2000, the Issuer made a loan to Mr. Harris of $185,450. The loan bears interest at a rate of 7% with interest and principal due at maturity. The loan is secured by 100,000 shares of Common Stock held by Mr. Harris.

Item 4.    Purpose of the Transaction.

Due to the purchases of Common Stock of the Issuer and/or options granted to the Reporting Persons by the Issuer, their percentage ownership is greater than the threshold amount. The Reporting Persons have acquired the shares of Common Stock for investment purposes.

Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, the Reporting Persons’ liquidity, the financial condition and results of operation of the Issuer, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its securities, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, or (i) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

(a) (i) Mr. Harris directly owns 752,689 shares of Common Stock. This amount is calculated based on the number of shares of Common Stock currently held and the shares of Common Stock issuable upon exercise of the options held by Mr. Harris that are currently exercisable. The 752,689 shares of Common Stock comprise approximately 37.8% of the total number of shares of Common Stock outstanding based on the Issuer’s representation in its registration statement on Form SB-2 that is has approximately 1,992,866 shares of Common Stock outstanding.

(ii)	Mrs. Kim directly owns 515,000 shares of Common Stock. This amount is calculated based on the number of shares of Common Stock currently held. The 515,000 shares of Common Stock comprise approximately 25.8% of the total number of shares of Common Stock outstanding based on the Issuer’s representation in its registration statement on Form SB-2 that is has approximately 1,992,866 shares of Common Stock outstanding.

(b)	Each of Reporting Persons has sole power to vote and to dispose of the shares of Common Stock directly owned.

(c)	Except as described herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d)	The Reporting Persons have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Common Stock held by each of them respectively.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Harris is an Officer of the Issuer, and both the Reporting Persons are members of the Board of Directors of the Issuer, and therefore eligible to participate in the KH Funding Company 1998 Stock Incentive Plan. In addition, Mr. Harris has pledged 100,000 shares of the Common Stock of the Issuer to secure a loan receivable owed to the Issuer (see discussion above).

Except as described above and elsewhere in the Schedule 13D, as of the date hereof none of the Reporting Persons are a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but no limited to, any agreement concerning (a) transfer of voting of any securities of the Issuer, (b) finder’s fees, (c) joint venture, (d) loan or option arrangement, (e) puts or calls, (f) guarantees of profits, (g) divisions of profits or losses, or (h) the giving or withholding of proxies.

Item 7.    Materials to be Filed as Exhibits.

There is filed herewith the following Exhibits:

Exhibit 1 KH Funding Company 1998 Stock Option Plan (incorporated by reference to Exhibit 10.1 to the registrant’s registration statement on Form SB-2, filed June 26, 2003.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2003

ROBERT L. HARRIS		JIN S. KIM

By	/s/ Robert L. Harris	By:	/s/ Jin S. Kim

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)